As filed with the Securities and Exchange Commission on _________, 2017	Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
_______________________________________
FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 FOR
AMERICAN DEPOSITARY SHARES EVIDENCED BY AMERICAN DEPOSITARY RECEIPTS
_______________________
Micro Focus International PLC
(Exact name of issuer of deposited securities as specified in its charter)
_______________________
Not Applicable
(Translation of issuer’s name into English)
_______________________
England and Wales
(Jurisdiction of incorporation or organization of issuer)
_______________________________________
Deutsche Bank Trust Company Americas
(Exact name of depositary as specified in its charter)
60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)
_______________________
Law Debenture Corporate Services Inc.
801 2nd Avenue, Suite 403
New York, New York 10017
(646) 747-1265
(Address, including zip code, and telephone number, including area code, of agent for service)
_______________________________________
Copies to:
Richard B. Aftanas, P.C. David A. Curtiss Kirkland & Ellis LLP 601 Lexington Avenue New York, NY 10022	Francis Fitzherbert-Brockholes, Esq. White & Case LLP 5 Old Broad Street London EC2N 1DW United Kingdom +(44) 20 7532-1400
It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing. ☐ on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box :  ☒
_______________________________________
CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be Registered	Amount to be Registered (1)	Proposed Maximum Aggregate Price Per Unit (2)	Proposed Maximum Aggregate Offering Price (3)	Amount of Registration Fee
American Depositary Shares, each representing one ordinary share of Micro Focus	100,000,000 American Depositary Shares	$0.05	$5,000,000	$579.50

1	Refers to additional American Depositary Shares in addition to the American Depositary Shares registered under Registration Statement No. 333-219677 previously filed by the Registrant.

2	For the purpose of this table only the term "unit" is defined as one American Depositary Share.
3	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Shares.

As permitted by Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus included in this Registration Statement also relates to the American Depositary Shares registered under Registration Statement No. 333-219677 previously filed by the Registrant.

This registration statement may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I

INFORMATION REQUIRED IN PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt (“Receipt”) included as Exhibits A and B to the form of Deposit Agreement filed as Exhibit (a) to the Registration Statement No. 333-219677 previously filed by the Registrant and is incorporated herein by reference.

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Required Information			Location in Form of Receipt Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt – introductory paragraph
2.	Title of Receipts and identity of deposited securities		Face of Receipt – top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt – upper right corner
	(ii)	The procedure for voting the deposited securities	Reverse of Receipt – Articles 14 and 15

	(iii)	The procedure for collecting and distributing dividends	Reverse of Receipt – Articles 13 and 14

	(iv)	The procedures for transmitting notices, reports and proxy soliciting material	Face of Receipt – Article 12; Reverse of Receipt – Articles 14 and 15
	(v)	The sale or exercise of rights	Reverse of Receipt – Articles 13 and 14

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt – Articles 3,6 and 9; Reverse of Receipt – Articles 13 and 16
	(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt – Articles 20 and 21 (no provision for extension)

	(viii)	The rights of holders of Receipts to inspect the books of the depositary and the list of holders of Receipts	Face of Receipt – Article 12

	(ix)	Restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt – Articles 2, 3, 4, 6, 8, 9 and 10 Reverse of Receipt – Article 22
	(x)	Limitation on the depositary’s liability	Face of Receipt – Article 10; Reverse of Receipt – Articles 15, 16, 17 and 18
3.	Fees and charges that a holder of Receipts may have to pay, either directly or indirectly		Face of Receipt – Article 9
4.	Fees and other direct and indirect payments made by the depositary to the foreign issuer of the deposited securities		Face of Receipt – Article 9

Required Information		Location in Form of Receipt Filed Herewith as Prospectus

(b)	Periodic reporting requirements and certain reports filed with the Commission	Face of Receipt – Article 12

Item 2. AVAILABLE INFORMATION

Micro Focus International PLC (the “Company”) is subject to the periodic reporting requirements of the Securities Exchange Act of 1934 and accordingly files reports with the United States Securities and Exchange Commission (the “Commission”). These reports can be retrieved from the Commission’s internet website (www.sec.gov) and can be inspected and copied at the public reference facilities maintained by the Commission at 100 F Street, N.E., Washington D.C. 20549.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)
Form of Deposit Agreement, by and among the Company, Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all holders and beneficial owners from time to time of ADSs issued thereunder (“Deposit Agreement”).  — Previously filed (Form F-6, File No. 333-219677).

(b)	Any other agreement to which the Depositary is a party relating to the issuance of the ADSs registered hereunder or the custody of the deposited securities represented thereby. — Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — Not applicable.

(d)	Opinion of White & Case LLP, counsel to the Depositary, as to the legality of the securities to be registered. — Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. — Filed herewith as Exhibit (e).

(f)	Powers of attorney for certain officers and directors of the Company. — Previously filed (Form F-6, File No. 333-219677).

Item 4. UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amount of fees charged is not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of a Receipt thirty (30) days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 23, 2017.

Legal entity created by the form of Deposit Agreement for the issuance of Receipts, each representing one ordinary share of Micro Focus International PLC.

Deutsche Bank Trust Company Americas, as Depositary

By:	/s/ Michael Fitzpatrick
	Name: Title:	Michael Fitzpatrick Vice President

By:	/s/ Michael Curran
	Name: Title:	Michael Curran Vice President

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in Newbury, United Kingdom, on August 23, 2017.

Micro Focus International PLC

By:	/s/ Mike Phillips
	Name:	Mike Phillips
	Title:	Chief Financial Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons on August 23, 2017, in the capacities indicated.

Signature	Title

*	Chairman of the Board of Directors (Principal Executive Officer)
Name: Kevin Loosemore

*	Chief Executive Officer of Micro Focus and Executive Director
Name: Stephen Murdoch

/s/ Mike Phillips	Chief Financial Officer and Executive Director (Principal Financial Officer and Principal Accounting Officer)
Name: Mike Phillips

*	Chief Executive Officer of SUSE and Executive Director
Name: Nils Brauckmann

*	Senior Independent Non-Executive Director
Name: Karen Slatford

*	Independent Non-Executive Director
Name: Amanda Brown

*	Independent Non-Executive Director
Name: Silke Schreiber

*	Independent Non-Executive Director
Name: Daren Ross

* By:	/s/ Mike Phillips
Mike Phillips
Attorney-in-fact

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, the duly authorized representative in the United States of Micro Focus International PLC, has signed this registration statement in New York, New York, United States of America on August 23, 2017.

Law Debenture Corporate Services Inc.

By:	/s/ Giselle Manon
Name: Giselle Manon
Title: Service of Process Officer

Index to Exhibits

Exhibit	Document
(d) (e)	Opinion of White & Case LLP, counsel to the Depositary Rule 466 Certification